10/14

Follow-Up Materials

07028964

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
JAN 09 2008
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-00002 FISCAL YEAR:

(03/94)

0<82-00002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's ZAR1,000,000,000
10.00 per cent. Global Notes due 31 August 2010

Filed pursuant to Rule 3 of Regulation AD
Dated: September 28, 2007

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of ZAR1,000,000,000 principal amount of 10.00 per cent. Global Notes due 31 August 2010 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus") and in the Pricing Supplement relating to the Notes dated September 21, 2007 (the "Pricing Supplement"), each of which was filed previously under reports of the ADB dated July 20, 2005 and September 21, 2007, respectively. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 10, 2007, was filed under a report of the ADB dated April 10, 2007.

The fiscal agent of the ADB with respect to the Notes is Citibank, N.A., 21st Floor Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of September 21, 2007, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated September 21, 2007, with Royal Bank of Canada Europe Limited, ABN AMRO Bank N.V., UBS Limited and Deutsche Bank AG, London Branch (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to

purchase, a principal amount of the Notes aggregating ZAR1,000,000,000 for an issue price of 101.1175 per cent. of the principal amount less a management and underwriting fee of 0.1875 per cent. of the principal amount and a selling concession of 1.1875 per cent. of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about September 28, 2007.

The Managers propose to offer all the Notes to the public at the public offering price of 101.1175%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Royal Bank of Canada Europe Limited	ZAR955,000,000
ABN AMRO Bank N.V	20,000,000
UBS Limited	20,000,000
Deutsche Bank AG, London Branch	5,000,000
Total	ZAR1,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	101.1175%	1.375%	99.7425%
Total	ZAR1,011,175,000	ZAR13,750,000	ZAR997,425,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$ 36,000*
Listing Fees (Luxembourg)	$ 5,000*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Terms Agreement dated September 21, 2007, previously filed under a report of the ADB dated September 21, 2007.

(d) (i) Information Statement dated April 10, 2007, previously filed under a report of the ADB dated April 10, 2007.

(ii) Pricing Supplement dated September 21, 2007, previously filed under a report of the ADB dated September 21, 2007.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

Writer's Direct Dial: 212-225-2730
E-Mail: wolson@cgsh.com

September 28, 2007

Asian Development Bank
P.O. Box 789
0980 Manila, Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the Managers (the "Managers") named in the Terms Agreement dated as of 21 September 2007 (the "Terms Agreement") between the Asian Development Bank ("ADB") and the Managers, in connection with the offering by ADB of the ZAR1,000,000,000 10.00 per cent. Global Notes due 31 August 2010 (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the Prospectus dated July 20, 2005 relating to the Program, as supplemented by the Pricing Supplement dated 21 September 2007;

(b) the Standard Provisions dated 17 May 2004 (the "Standard Provisions") relating to the issuance of notes by ADB from time to time pursuant to the Program;

(c) the Terms Agreement;

(d) an executed copy of the Global Agency Agreement dated 17 May 2004, as amended August 22, 2007, among ADB, Citibank, N.A., as global agent, registrar, exchange rate agent, transfer agent, principal paying agent and calculation agent ("Citibank") and Fortis Banque Luxembourg S.A.

(formerly Banque Générale du Luxembourg S. A.), as paying agent and transfer agent;

(e) an executed copy of the Registered Global Note representing the Notes;

(f) the letter of instruction dated 26 September 2007 from ADB to Citibank, authorizing and requesting delivery of the Notes; and

(g) the opinion of the Deputy General Counsel of ADB dated 28 September 2007 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of the ADB dated 24 April 2007.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other instruments and other certificates of public officials, officers and representatives of ADB and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed (including without limitation, the accuracy of the representations and warranties of ADB in the Standard Provisions).

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By Wanda J Olson
Wanda J. Olson, a Partner

END